SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2002

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-1342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant's name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form S-3 No. 2-98605 (Canadian Pacific Railway Company) and Form F-9 No. 333-14014 (Canadian Pacific Railway Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: August 6, 2002

By:

Name: Robert V. Horte
Title: Senior Assistant Corporate Secretary

Office of the Corporate Secretary
Suite 2000 Gulf Canada Square
401 - 9th Avenue SW
Calgary Alberta T2P 4Z4
Tel (403) 319-6171 Fax (403) 319-6770

Canadian Pacific Railway Limited

Robert V. Horte
Senior Assistant Corporate Secretary

August 6, 2002

Alberta Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Ontario Securities Commission
Saskatchewan Securities Commission
British Columbia Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Quebec Securities Commission

Securities Registry, Government of the North West Territories
Nunavut Legal Registries
Registrar of Securities, Government of the Yukon Territory

Dear Sirs:

Re: Filing of Interim Financial Statements and Coverage Ratios for Canadian Pacific Railway

The enclosed comparative consolidated financial statements for the six months ended June 30, 2002 include updated historical asset and interest coverage ratios of Canadian Pacific Railway Company, a wholly owned subsidiary of Canadian Pacific Railway Limited. This information is provided in accordance with the continuous filing obligations of National Instrument No. 44-102 arising from Canadian Pacific Railway Company's Medium Term Note program in respect of which a Short Form Prospectus relating to the offering of Medium Term Notes in an aggregate principal amount of up to $1,000,000,000 was filed with the securities regulatory authorities across Canada on May 28, 2002.

If you have any questions, please contact the undersigned at (403) 319-6171.

Yours truly,

CANADIAN PACIFIC RAILWAY LIMITED

Robert V. Horte
Senior Assistant Corporate Secretary

Q2

CANADIAN PACIFIC RAILWAY

interim management's discussion and analysis

second quarter 2002

CANADIAN PACIFIC RAILWAY

Release: Immediate, July 23, 2002

CPR REPORTS STRONG SECOND-QUARTER OPERATING INCOME – UP 7%

CALGARY – Canadian Pacific Railway (TSX/NYSE: CP) today reported net income of $169 million for second-quarter 2002, an increase of $43 million, or 35 per cent over net income in the second quarter of 2001. Diluted earnings per share were $1.06 for the quarter ended June 30, 2002, compared with diluted earnings per share of $0.79 in the same period of 2001.

The results include the effect of recent changes in the Canadian accounting standard for the treatment of exchange gains and losses on foreign denominated debt applied retroactively. The standard no longer allows the deferral and amortization of unrealized foreign exchange gains or losses on long-term debt and as a result, fluctuations in the exchange rates between Canadian and U.S. currencies more readily impact reported current earnings. CPR reported a foreign exchange gain on long-term debt of $58 million (nil tax impact due to unbenefited capital loss carry forwards) in the second quarter of 2002, compared with a gain of $31 million ($29 million after tax) for the same period a year earlier.

Excluding the foreign exchange gain on long-term debt in 2001 and 2002, net income in the second quarter this year was $111 million, an increase of 16 per cent over net income of $96 million in the same period of 2001. Diluted earnings per share for the quarter on this basis were $0.70, compared with $0.61 in the second quarter of 2001. (See note on non-GAAP earnings measures below).

Second-quarter operating income was $219 million, an increase of $13 million, or 7 per cent over the second quarter of 2001. CPR's operating ratio for the quarter improved 1.6 percentage points to 76.3 per cent from 77.9 per cent.

Robert Ritchie, President and Chief Executive Officer, said: "We began the quarter knowing it would be challenging and again turned in a solid performance – our fifth consecutive quarter of operating income improvement, excluding non-recurring items. There were strong revenue increases in our intermodal and automotive lines of business. Canadian grain volumes were down due to the impact of last year's drought on the prairies."

CPR drove operating expenses down $22 million, or 3 per cent to $704 million in the second quarter. The improvement reflected aggressive cost-reduction initiatives across all areas of the business as well as easing world oil prices. Compensation and benefits expenses were down $9 million, or 3 per cent as cost-cutting programs more than offset the impact of wage and benefit improvements. Purchased services and materials expenses together decreased by $2 million, or 1 per cent. Fuel expenses dropped $13 million, or 13 per cent reflecting the decline in fuel prices. Depreciation expenses were up 3 per cent reflecting CPR's ongoing investment in assets. Operating expenses per gross ton-mile and per revenue ton-mile improved 1 per cent in second-quarter 2002, reflecting the positive impact of productivity improvements.

Revenue in second-quarter 2002 was $923 million, a decrease of $9 million, or 1 per cent compared with the same period a year earlier. In the bulk sector, grain revenues declined 15 per cent as volumes fell due to last year's poor crop in the Canadian prairies. Revenues from industrial products were down 5 per cent due to plant closures and a soft market for steel. Automotive revenues increased 11 per cent as CPR secured several new contracts and continued to benefit from strong consumer demand for vehicles. Improved economic conditions and traffic from new customers drove up intermodal revenues by 8 per cent.

"The declines in our bulk sector were mostly due to a combination of weather conditions and timing issues," Mr. Ritchie said. "We expect reduced U.S. coal volumes in the second quarter to be made up through the remainder of the year. We're pleased with the increase in import-export container traffic and in the automotive business where the market is strong for the models CPR moves."

For the first half of 2002, net income was $305 million, an increase of $145 million over the same period last year. Diluted earnings per share were $1.91, compared with $1.01 in the first half of 2001.

Results in the first half of 2002 include a $72-million tax benefit stemming from a favourable court ruling related to prior years' taxes, as well as a $54-million (nil tax impact) foreign exchange gain on long-term debt. Results in the first half of 2001 include $16 million ($9 million after tax) in spin-off related and incentive compensation charges, a $19-million income tax recovery, and a $10-million ($7 million after tax) foreign exchange loss on long-term debt. Excluding these items, net income for the first half of 2002 was $179 million, an increase of $21 million over the first half of 2001. Year-to-date diluted earnings per share were $1.12 compared with $1.00 in the same period of 2001. (See note on non-GAAP earnings measures below).

Operating income for the first six months of 2002 was $395 million, an increase of $37 million over operating income of $358 million, excluding spin-off related costs of $16 million in the same period last year. CPR's operating ratio was 78 per cent, an improvement of 2.7 percentage points, excluding 2001 spin-off related costs. (See note on non-GAAP earnings measures below).

Operating expenses in the first half of 2002 were $1,403 million, down 6 per cent from operating expenses excluding spin-off related costs in the same period last year. The improvement was largely due to lower fuel prices, cost containment initiatives and lower workload. Revenue for the six months ended June 30, 2002, was $1,798 million, down 3 per cent compared with the same period last year. Most of the decrease was attributable to lower grain revenues caused by drought conditions on the Canadian prairies.

<u>Note on Non-GAAP Earnings Measures</u>: CPR's results, excluding foreign exchange gain/loss on long-term debt and non-recurring items as defined in this news release, are presented to provide the reader with information that is readily comparable to prior years' results and reflects the ongoing and underlying operations at CPR. It should be noted that operating results excluding non-recurring items are not defined by Canadian generally accepted accounting principles and therefore may not be readily comparable to other companies' presentations of operating results. A reconciliation of income excluding non-recurring items and foreign exchange gain/loss on long-term debt to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

This news release may contain forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are

CANADIAN PACIFIC RAILWAY

described in CPR's annual report and annual information form. Financial results in this news release are reported in Canadian dollars.

CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
Cell: (403) 650-2748
len_cocolicchio@cpr.ca

Investment Community
Paul Bell
Vice-President, Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca

CANADIAN PACIFIC RAILWAY

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months ended June 30 2002 (unaudited)	2001 restated - Note 3 (unaudited)
Revenues		
Freight	$ 873.0	$ 876.1
Other	49.5	55.3
	922.5	931.4
Operating expenses		
Compensation and benefits	277.4	286.8
Fuel	90.6	103.7
Materials	40.5	45.6
Equipment rents	69.9	70.3
Depreciation and amortization	84.8	82.3
Purchased services and other	140.3	137.1
	703.5	725.8
Operating income before the following:	219.0	205.6
Spin-off related and incentive compensation charges *(Note 2)*	-	-
Operating income	219.0	205.6
Other (income) charges *(Note 5)*	(5.2)	11.5
Foreign exchange gain on long-term debt *(Note 3 and Note 4)*	(57.9)	(31.5)
Interest expense *(Note 6)*	61.8	46.5
Income tax expense	51.6	53.8
Net income	$ 168.7	$ 125.3
Basic earnings per share *(Note 8)*	$ 1.06	$ 0.79
Diluted earnings per share *(Note 8)*	$ 1.06	$ 0.79

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the six months ended June 30 2002 (unaudited)	For the six months ended June 30 2001 restated - Note 3 (unaudited)
Revenues		
Freight	$ 1,712.8	$ 1,755.4
Other	85.1	94.3
	1,797.9	1,849.7
Operating expenses		
Compensation and benefits	566.7	583.1
Fuel	174.2	217.2
Materials	89.0	109.3
Equipment rents	134.4	139.3
Depreciation and amortization	172.9	164.1
Purchased services and other	265.8	279.1
	1,403.0	1,492.1
Operating income before the following:	394.9	357.6
Spin-off related and incentive compensation charges *(Note 2)*	-	15.6
Operating income	394.9	342.0
Other charges *(Note 5)*	7.5	14.2
Foreign exchange (gain) loss on long-term debt *(Note 3 and Note 4)*	(54.2)	9.7
Interest expense *(Note 6)*	126.1	92.1
Income tax expense	10.4	65.9
Net income	$ 305.1	$ 160.1
Basic earnings per share *(Note 8)*	$ 1.93	$ 1.01
Diluted earnings per share *(Note 8)*	$ 1.91	$ 1.01

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY

CONSOLIDATED BALANCE SHEET
(in millions)

	June 30 2002 (unaudited)	December 31 2001 restated - Note 3 (audited)
Assets		
Current assets		
Cash and short-term investments	$ 320.6	$ 556.9
Accounts receivable	457.8	464.1
Materials and supplies	125.2	102.3
Future income taxes	91.7	92.2
	995.3	1,215.5
Investments	91.4	94.9
Net properties	7,877.6	7,935.5
Other assets and deferred charges	503.1	415.2
Total assets	$ 9,467.4	$ 9,661.1
Liabilities and shareholders' equity		
Current liabilities		
Short-term borrowing	$ 204.7	$ -
Accounts payable and accrued liabilities	958.0	1,028.8
Income and other taxes payable	27.4	103.4
Dividends payable on Common Shares	20.2	20.2
Long-term debt maturing within one year	414.7	38.2
	1,625.0	1,190.6
Deferred liabilities	679.9	720.4
Long-term debt	2,805.5	3,709.0
Future income taxes	1,118.6	1,068.7
Shareholders' equity		
Share capital	1,115.4	1,114.1
Contributed surplus	291.1	291.1
Foreign currency translation adjustments	125.5	125.5
Retained income	1,706.4	1,441.7
	3,238.4	2,972.4
Total liabilities and shareholders' equity	$ 9,467.4	$ 9,661.1

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months ended June 30	
	2002	**2001**
		restated - Note 3
	(unaudited)	(unaudited)
Operating activities		
Net income	$ 168.7	$ 125.3
Add (deduct) items not affecting cash:		
Depreciation and amortization	84.8	82.3
Future income taxes	49.3	57.1
Foreign exchange gain on long-term debt *(Note 3 and Note 4)*	(57.9)	(31.5)
Amortization of deferred charges	3.1	6.2
Other	(1.7)	(5.5)
	246.3	233.9
Restructuring payments	(27.2)	(29.8)
Other operating activities, net	(43.6)	(21.9)
Change in non-cash working capital balances related to operations	(1.9)	35.4
Cash provided by operating activities	173.6	217.6
Investing activities		
Additions to properties	(143.8)	(164.5)
Other investments	-	0.6
Track dismantling (costs) net of proceeds from disposal of transportation properties	0.5	(8.6)
Cash used in investing activities	(143.3)	(172.5)
Financing activities		
Dividends on Common Shares	(20.2)	-
Net dividends paid to Canadian Pacific Limited	-	(50.0)
Issuance of Common Shares	0.9	-
Increase in short-term borrowing	206.3	-
Issuance of long-term debt	-	375.3
Repayment of long-term debt	(398.8)	(0.2)
Advances from former affiliates	-	(349.9)
Cash used in financing activities	(211.8)	(24.8)
Cash position		
(Decrease) increase in net cash	(181.5)	20.3
Net cash at beginning of period	502.1	120.1
Net cash at end of period	$ 320.6	$ 140.4
Net cash is defined as:		
Cash and short-term investments	$ 320.6	$ 140.4

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the six months ended June 30 2002 (unaudited)	2001 restated - Note 3 (unaudited)
Operating activities		
Net income	$ 305.1	$ 160.1
Add (deduct) items not affecting cash:		
Depreciation and amortization	172.9	164.1
Future income taxes	5.7	69.2
Foreign exchange (gain) loss on long-term debt *(Note 3 and Note 4)*	(54.2)	9.7
Amortization of deferred charges	8.6	12.3
Other	(7.2)	(5.5)
	430.9	409.9
Restructuring payments	(53.6)	(55.2)
Other operating activities, net	(70.8)	(40.6)
Change in non-cash working capital balances related to operations	(100.5)	(108.8)
Cash provided by operating activities	206.0	205.3
Investing activities		
Additions to properties	(204.0)	(194.5)
Other investments	0.9	1.8
Track dismantling (costs) net of proceeds from disposal of transportation properties	(3.0)	(12.1)
Cash used in investing activities	(206.1)	(204.8)
Financing activities		
Dividends on Common Shares	(40.4)	-
Net dividends paid to Canadian Pacific Limited	-	(100.0)
Issuance of Common Shares	1.3	-
Increase in short-term borrowing	206.3	-
Issuance of long-term debt	-	375.3
Repayment of long-term debt	(403.4)	(1.5)
Equity contribution to former affiliates	-	(8.3)
Advances from former affiliates	-	(245.9)
Cash (used in) provided by financing activities	(236.2)	19.6
Cash position		
(Decrease) increase in net cash	(236.3)	20.1
Net cash at beginning of period	556.9	120.3
Net cash at end of period	$ 320.6	$ 140.4
Net cash is defined as:		
Cash and short-term investments	$ 320.6	$ 140.4

See notes to interim consolidated financial statements.

CANADIAN
PACIFIC
RAILWAY

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the six months ended June 30	
	2002	**2001 restated - Note 3**
	(unaudited)	(unaudited)
Balance, January 1, as previously reported	$ 1,606.8	$ 1,366.6
Adjustment for change in accounting policy *(Note 3)*	(165.1)	(127.2)
Balance, January 1, as restated	1,441.7	1,239.4
Net income for the period	305.1	160.1
Dividends		
Common Shares	(40.4)	-
Ordinary Shares	-	(100.0)
Balance, June 30	$ 1,706.4	$ 1,299.5

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(unaudited)

1 *Basis of presentation*

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited's 2001 annual consolidated financial statements, except as explained in Note 3 below and should be read in conjunction with the annual consolidated financial statements.

2 *Reorganization*

For the periods prior to October 1, 2001, Canadian Pacific Railway Company ("CPRC") was a wholly owned subsidiary of Canadian Pacific Limited ("CPL"). On October 1, 2001, as part of a corporate Plan of Arrangement, CPL distributed its interests in CPRC to a newly created, publicly held company, Canadian Pacific Railway Limited ("CPRL"). As a result, CPRC is now a wholly owned subsidiary of CPRL. As CPRL, CPRC and CPRC's subsidiaries (collectively referred to as "CPR" or "Canadian Pacific Railway") were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPRC became the historical financial information of newly formed CPRL.

At June 30, 2001, CPR had recorded charges of $15.6 million due to the spin-off and related incentive compensation. In September 2001, as part of the corporate reorganization, CPRC paid a return of capital of $700.0 million to CPL.

3 *Changes in accounting policy*

Foreign currency translation
Effective January 1, 2002, CPR adopted retroactively with restatement the new Canadian Institute of Chartered Accountants accounting standard for the treatment of foreign exchange gains and losses. The result of this restatement was to reduce opening retained income at January 1, 2001, by $127.2 million, decrease future income taxes at January 1, 2001, by $22.8 million, and reduce net income for the year ended December 31, 2001, by $37.9 million.

Under the new standard, foreign exchange gains/losses on long-term debt can no longer be deferred and amortized to income. As a result, long-term debt of approximately CDN$2.5 billion denominated in U.S. dollars must be marked-to-market in Canadian dollars at the end of each reporting period. The impact on income will be partially mitigated by a designated net investment hedge of approximately CDN$1.3 billion in self-sustaining U.S. subsidiaries.

Foreign exchange gains/losses on long-term debt have been shown as a separate item on the income statement. For the six months ended June 30, 2001, the restated net income decreased by $3.1 million. This decrease is comprised of foreign exchange losses on long-term debt during the period amounting to $9.7 million ($7.4 million after tax) offset by $6.4 million ($4.3 million after tax) of amortization related to foreign exchange on long-term debt that had been charged to income in 2001 under the old accounting standard.

Stock-based compensation
Effective January 1, 2002, CPR adopted prospectively Section 3870 "Stock-based Compensation and Other Stock-based Payments." The effect on net income of adopting this standard was immaterial.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(unaudited)

4 *Foreign exchange (gain) loss on long-term debt*

Foreign exchange (gain) loss on long-term debt includes $10.9 million of foreign exchange losses on approximately US$163.0 million in short-term investments. CPR designated the short-term investments as a hedge to manage its exposure to fluctuations in the U.S. dollar related to the redemption of its 2022 US$250.0 million 8.85% Debentures during the second quarter.

5 *Other (income) charges*

(in millions)	For the three months ended June 30 2002	For the three months ended June 30 2001	For the six months ended June 30 2002	For the six months ended June 30 2001
Amortization of discount on accruals recorded at present value	$ 3.1	$ 6.2	$ 8.6	$ 12.3
Other exchange (gains) losses	(10.7)	1.5	(6.2)	(4.6)
Charges on sale of accounts receivable	0.9	1.4	1.6	3.2
Other	1.5	2.4	3.5	3.3
Total other (income) charges	$ (5.2)	$ 11.5	$ 7.5	$ 14.2

During the first quarter of 2002, included in "Other" above were charges related to the early redemption of CPR's 8.85% Debentures, specifically a call premium of $17.5 million and accelerated amortization of deferred financing charges of $2.5 million, which were largely offset by $20.0 million of interest income on an income tax settlement related to prior years.

6 *Interest expense*

(in millions)	For the three months ended June 30 2002	For the three months ended June 30 2001	For the six months ended June 30 2002	For the six months ended June 30 2001
Interest expense	$ 65.9	$ 51.3	$ 133.8	$ 98.8
Interest income	(4.1)	(4.8)	(7.7)	(6.7)
Total interest expense	$ 61.8	$ 46.5	$ 126.1	$ 92.1

7 *Restructuring charges and environmental remediation*

At June 30, 2002, the provision for restructuring and environmental remediation was $489.5 million (December 31, 2001 - $551.0 million). This provision primarily includes labour liabilities for restructuring plans that are, in many cases, substantially implemented. The majority of the provision consists of expected residual payments to protected employees and the cost of a multi-year soil remediation program.

During the second quarter of 2002, CPR began an additional restructuring initiative to reduce costs by eliminating 66 positions. The reductions occurred mostly in administrative areas. This initiative required an increase to the provision of $4.8 million. This change was offset by a net reduction of $4.2 million of previously accrued initiatives due to experience gains and an adjustment of $2.3 million to the present value discount due to a delay in timing of expected payments.

8 *Earnings per share*

At June 30, 2002, the number of shares outstanding was 158.5 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPRL shares outstanding during the period. For the period ended June 30, 2001, basic earnings per share have been calculated using the number of shares outstanding immediately after completion of the corporate reorganization on October 1, 2001 (see Note 2).

Diluted earnings per share have been calculated using the treasury stock method which gives effect to the dilutive value of outstanding options. At June 30, 2002, there were 0.8 million replacement options outstanding that had been exchanged after the spin-off for CPL stock options held by CPL employees. A further 4.2 million new stock options have been issued to CPR employees since the October 2001, corporate reorganization. For the period ended June 30, 2001, the dilutive effect of stock options was calculated based on the 0.9 million replacement options outstanding immediately after the completion of the corporate reorganization.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended June 30		For the six months ended June 30	
(in millions)	2002	2001	2002	2001
Weighted average shares outstanding	158.4	158.3	158.4	158.3
Dilutive effect of stock options	1.3	0.4	1.2	0.4
Weighted average diluted shares outstanding	159.7	158.7	159.6	158.7
(in dollars)				
Basic earnings per share	$ 1.06	$ 0.79	$ 1.93	$ 1.01
Diluted earnings per share	$ 1.06	$ 0.79	$ 1.91	$ 1.01

9 *Stock-based compensation – additional disclosure*

Under CPR's stock option plans, the Company issued 1,478,725 options to purchase Common Shares on February 19, 2002, at the five-day weighted average trading price of $30.50 per share. In tandem with these options, 482,112 stock appreciation rights ("SAR") were issued at an exercise price of $30.50.

In addition, between April 23 and June 11, 2002, CPR issued 68,000 options to purchase Common Shares at the five-day weighted average trading price ranging from $32.70 to $35.15 per share. In tandem with these options, 8,250 SARs were issued at an exercise price ranging from $32.70 to $35.15. Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

In accordance with the intrinsic value method of accounting for stock-based compensation, these options do not result in a charge to net income. Had CPR used the fair value method, the fair value of options would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR's pro forma basis net income and earnings per share would have been as follows:

		For the three months ended June 30	For the six months ended June 30
Net income (in millions)	As reported	$ 168.7	$ 305.1
	Pro forma	$ 167.9	$ 303.9
(in dollars)			
Basic earnings per share	As reported	$ 1.06	$ 1.93
	Pro forma	$ 1.06	$ 1.92
Diluted earnings per share	As reported	$ 1.06	$ 1.91
	Pro forma	$ 1.05	$ 1.90

Under the fair value method, the pro forma fair value of options at the grant date calculated using the Black-Scholes option-pricing model is estimated to be $8.0 million. The weighted average assumptions were approximately:

	Q2 2002
Expected option life *(years)*	4.5
Risk-free interest rate	4.89%
Expected stock price volatility	30%
Expected annual dividends per share	$ 0.51

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(unaudited)

10 Consolidated financial ratios

The following ratios are provided in connection with CPR's continuous offering of medium-term notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

(times)	**June 30 2002**	**December 31 2001 restated - Note 3**
Interest coverage on long-term debt		
Interest coverage on long-term debt before non-recurring items and foreign exchange on long-term debt	3.1	3.6
Interest coverage on long-term debt after non-recurring items and foreign exchange on long-term debt	3.2	3.2
Net tangible asset coverage on long-term debt		
Before the effect of future income taxes	2.3	2.1
After the effect of future income taxes	1.9	1.8

11 Reclassification

Certain prior year's figures have been reclassified to conform with the presentation adopted in 2002.

CANADIAN
PACIFIC
RAILWAY

OTHER ISSUES

Other Financial Updates

Operating activities
Cash provided by operating activities for the six months ended June 30, 2002, was $206.0 million, up $0.7 million from the same period in 2001.

Investing activities
Cash used in investing activities for the six months ended June 30, 2002, was $206.1 million, an increase of $1.3 million compared with the same period in 2001. This increase is attributable to slightly higher capital spending offset by higher track-related salvage proceeds compared with the same period in the prior year. To date, CPR's additions to property are meeting expected spending levels and are in line with the targeted capital program for 2002.

Financing activities
Cash used in financing activities for the second quarter of 2002 was $236.2 million, an increase of $255.8 million from the same period in 2001. This increase is attributable to the early redemption of CPR's 2022 8.85% Debentures offset by a short-term draw of $206.3 million on CPR's credit facility.

CPR has available, as sources of financing, credit facilities of up to $575.0 million. CPR anticipates that it can raise capital in excess of these amounts, if required, while maintaining its credit quality in international debt markets. CPR's unsecured long-term debt securities are rated *"Baa2" and "BBB"* by Moody's Investors Service, Inc. and Standard and Poor's Corporation, respectively.

Balance sheet
At June 30, 2002, CPR's assets totalled $9,467.4 million, a decrease of $193.7 million from $9,661.1 million at December 31, 2001. This decrease is related to reductions in cash and short-term investments, as funds were used for the redemption of long-term debt, and in net properties, which have decreased due to the impact of the stronger Canadian dollar on assets of CPR's U.S. subsidiaries. These decreases were partially offset by an increase in other assets and deferred charges due to an insurance recovery accrual related to the derailment at Minot, North Dakota, and certain rolling stock that is being held for sale to a third party.

CPR's known contractual obligations and commitments to make future payments under contracts such as debt, lease agreements and commercial commitments, as reported on pages 32 and 33 of CPRL's 2001 Annual Report, have not changed materially, except as noted below. The effect of early redemption of CPR's 2022 8.85% Debentures is that total long-term debt, excluding capital lease obligations, at June 30, 2002, was decreased to $2,786.5 million. Payments due by period are as follows (in millions): 2002 - $1.2; 2003 and 2004 - $383.9; 2005 and 2006 - $275.2; after 2006 - $2,126.2.

Financial Instruments

Forward foreign currency exchange contracts
At June 30, 2002, CPR had entered into foreign exchange contracts to sell approximately US$85.0 million at effective exchange rates of 1.44 for 2002. At June 30, 2002, the unrealized loss on forward foreign currency exchange contracts was CDN$6.9 million.

At June 30, 2002, CPR had, in addition to the above contracts, entered into other foreign exchange contracts to sell approximately US$27.4 million at exchange rates ranging from 1.54 to 1.55 during the month of July 2002. These contracts are marked-to-market each period and the impact of these transactions on net income is immaterial.

Commodity contracts
At June 30, 2002, CPR had entered into crude oil futures contracts to purchase approximately 6,539,000 barrels over the period 2002 to 2007 at average annual prices ranging from US$23.79 to US$20.83 per barrel. At June 30, 2002, the unrealized gain on crude oil futures was CDN$19.9 million.

OTHER ISSUES

Labour Issues

CPR currently has settlements in place with 84 per cent of its unionized workforce in North America. In Canada, CPR has agreements in place with all seven labour organizations. Three extend to the end of 2002, two extend to the end of 2003 and two extend to the end of 2004. On CPR's Soo Line subsidiary, a settlement extending to the end of 2004 is in place with one of 16 bargaining units, and agreements with the balance are up for renegotiation. On the Delaware and Hudson subsidiary, agreements are in place with nine of the 14 bargaining units, with six extending to the end of 2002 and three extending to the end of 2004.

CANADIAN PACIFIC RAILWAY®

Summary of Rail Data

Second Quarter 2002	Second Quarter 2001[1]	Second Quarter Variance	Second Quarter %		Year-to-date 2002	Year-to-date 2001[1]	Year-to-date Variance	Year-to-date %
				Financial (millions, except per share data)				
				Revenues				
$873.0	$876.1	($3.1)	(0.4)	Freight	$1,712.8	$1,755.4	($42.6)	(2.4)
49.5	55.3	(5.8)	(10.5)	Other	85.1	94.3	(9.2)	(9.8)
922.5	931.4	(8.9)	(1.0)		1,797.9	1,849.7	(51.8)	(2.8)
				Expenses[2]				
277.4	286.8	(9.4)	(3.3)	Compensation and benefits	566.7	583.1	(16.4)	(2.8)
90.6	103.7	(13.1)	(12.6)	Fuel	174.2	217.2	(43.0)	(19.8)
40.5	45.6	(5.1)	(11.2)	Materials	89.0	109.3	(20.3)	(18.6)
69.9	70.3	(0.4)	(0.6)	Equipment rents	134.4	139.3	(4.9)	(3.5)
84.8	82.3	2.5	3.0	Depreciation and amortization	172.9	164.1	8.8	5.4
140.3	137.1	3.2	2.3	Purchased services and other	265.8	279.1	(13.3)	(4.8)
703.5	725.8	(22.3)	(3.1)		1,403.0	1,492.1	(89.1)	(6.0)
219.0	205.6	13.4	6.5	Operating income before non-recurring items	394.9	357.6	37.3	10.4
(5.2)	11.5	(16.7)	(145.2)	Other (income) charges	7.5	14.2	(6.7)	(47.2)
61.8	46.5	15.3	32.9	Interest expense	126.1	92.1	34.0	36.9
51.3	51.6	(0.3)	(0.6)	Income tax expense before non-recurring items and foreign exchange gain (loss) on long-term debt[3]	82.3	93.3	(11.0)	(11.8)
111.1	96.0	15.1	15.7	Net income before non-recurring items and foreign exchange gain (loss) on long-term debt[3]	179.0	158.0	21.0	13.3
57.9	31.5	26.4	-	Foreign exchange gain (loss) on long-term debt (FX on LTD)	54.2	(9.7)	63.9	-
				Non-recurring items:				
-	-	-	-	Spin-off related & incentive compensation charges	-	(15.6)	15.6	-
-	-	-	-	Income tax recovery	-	18.9	(18.9)	-
-	-	-	-	Income tax settlement related to prior years	72.0	-	72.0	-
-	-	-	-	Income tax on non-recurring items	-	6.2	(6.2)	-
(0.3)	(2.2)	1.9	-	Income tax on FX on LTD	(0.1)	2.3	(2.4)	-
$168.7	$125.3	$43.4	34.6	Net income	$305.1	$160.1	$145.0	90.6
				Earnings per share (EPS)				
$1.06	$0.79	$0.27	34.2	Basic earnings per share	$1.93	$1.01	$0.92	91.1
$1.06	$0.79	$0.27	34.2	Diluted earnings per share	$1.91	$1.01	$0.90	89.1
				EPS - excludes non-recurring items & FX on LTD				
$0.70	$0.61	$0.09	14.8	Basic earnings per share	$1.13	$1.00	$0.13	13.0
$0.70	$0.61	$0.09	14.8	Diluted earnings per share	$1.12	$1.00	$0.12	12.0
158.4	158.3	0.1	0.1	Weighted avg number of shares outstanding (millions)	158.4	158.3	0.1	0.1
76.3	77.9	(1.6)	-	Operating ratio before non-recurring items (%)	78.0	80.7	(2.7)	-
14.0	14.0	0.0	-	ROCE before non-recurring items and FX on LTD (%)[3,4]	14.0	14.0	0.0	-
48.9	40.6	8.3	-	Net debt to net debt + equity (%)	48.9	40.6	8.3	-
$224.2	$194.1	$30.1	15.5	EBIT before non-recurring items and FX on LTD (millions)[3,4]	$387.4	$343.4	$44.0	12.8
$309.0	$276.4	$32.6	11.8	EBITDA before non-recurring items and FX on LTD (millions)[3,4]	$560.3	$507.5	$52.8	10.4

[1] Prior period has been restated to conform with presentation in 2002.

[2] Excludes non-recurring items.

[3] These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

[4] EBIT: Earnings before interest and taxes.
EBITDA: Earnings before interest, taxes, and depreciation and amortization.
ROCE: Return on capital employed = EBIT (last 12 months) divided by average net debt plus equity.

CANADIAN PACIFIC RAILWAY ®

Summary of Rail Data (Page 2)

Second Quarter 2002	Second Quarter 2001	Variance	%		Year-to-date 2002	Year-to-date 2001	Variance	%
				Commodity Data				
				Freight Revenues (millions)				
$146.1	$172.5	($26.4)	(15.3)	- Grain	$300.2	$364.5	($64.3)	(17.6)
123.3	120.1	3.2	2.7	- Coal	229.5	229.0	0.5	0.2
105.7	104.4	1.3	1.2	- Sulphur and fertilizers	210.5	211.8	(1.3)	(0.6)
89.6	89.5	0.1	0.1	- Forest products	181.1	177.8	3.3	1.9
102.7	108.3	(5.6)	(5.2)	- Industrial products	207.1	220.0	(12.9)	(5.9)
214.2	198.9	15.3	7.7	- Intermodal	414.3	398.5	15.8	4.0
91.4	82.4	9.0	10.9	- Automotive	170.1	153.8	16.3	10.6
$873.0	$876.1	($3.1)	(0.4)	Total Freight Revenues	$1,712.8	$1,755.4	($42.6)	(2.4)
				Millions of Revenue Ton Miles (RTM)				
4,942	5,769	(827)	(14.3)	- Grain	10,268	12,499	(2,231)	(17.8)
6,151	6,262	(111)	(1.8)	- Coal	11,306	12,115	(809)	(6.7)
4,332	4,399	(67)	(1.5)	- Sulphur and fertilizers	8,310	8,633	(323)	(3.7)
2,703	2,757	(54)	(2.0)	- Forest products	5,488	5,452	36	0.7
3,071	3,341	(270)	(8.1)	- Industrial products	6,171	6,708	(537)	(8.0)
5,703	5,101	602	11.8	- Intermodal	10,715	10,044	671	6.7
820	686	134	19.5	- Automotive	1,519	1,281	238	18.6
27,722	28,315	(593)	(2.1)	Total RTMs	53,777	56,732	(2,955)	(5.2)
				Freight Revenue per RTM (cents)				
2.96	2.99	(0.03)	(1.0)	- Grain	2.92	2.92	0.00	0.0
2.00	1.92	0.08	4.2	- Coal	2.03	1.89	0.14	7.4
2.44	2.37	0.07	3.0	- Sulphur and fertilizers	2.53	2.45	0.08	3.3
3.31	3.25	0.06	1.8	- Forest products	3.30	3.26	0.04	1.2
3.34	3.24	0.10	3.1	- Industrial products	3.36	3.28	0.08	2.4
3.76	3.90	(0.14)	(3.6)	- Intermodal	3.87	3.97	(0.10)	(2.5)
11.15	12.01	(0.86)	(7.2)	- Automotive	11.20	12.01	(0.81)	(6.7)
3.15	3.09	0.06	1.9	Freight Revenue per RTM	3.19	3.09	0.10	3.2
				Carloads (thousands)				
67.2	79.0	(11.8)	(14.9)	- Grain	136.3	169.3	(33.0)	(19.5)
93.8	98.8	(5.0)	(5.1)	- Coal	181.1	191.8	(10.7)	(5.6)
47.1	47.3	(0.2)	(0.4)	- Sulphur and fertilizers	91.7	93.8	(2.1)	(2.2)
43.6	43.6	0.0	0.0	- Forest products	87.9	87.3	0.6	0.7
68.9	70.3	(1.4)	(2.0)	- Industrial products	135.9	142.8	(6.9)	(4.8)
252.3	229.5	22.8	9.9	- Intermodal	474.8	454.2	20.6	4.5
48.1	44.3	3.8	8.6	- Automotive	89.9	84.4	5.5	6.5
621.0	612.8	8.2	1.3	Total Carloads	1,197.6	1,223.6	(26.0)	(2.1)
				Freight Revenue per Carload				
$2,174	$2,184	($10)	(0.5)	- Grain	$2,202	$2,153	$49	2.3
1,314	1,216	98	8.1	- Coal	1,267	1,194	73	6.1
2,244	2,207	37	1.7	- Sulphur and fertilizers	2,296	2,258	38	1.7
2,055	2,053	2	0.1	- Forest products	2,060	2,037	23	1.1
1,491	1,541	(50)	(3.2)	- Industrial products	1,524	1,541	(17)	(1.1)
849	867	(18)	(2.1)	- Intermodal	873	877	(4)	(0.5)
1,900	1,860	40	2.2	- Automotive	1,892	1,822	70	3.8
1,406	1,430	(24)	(1.7)	Freight Revenue per Carload	1,430	1,435	(5)	(0.3)

Additional information on
Canadian Pacific Railway is available on our
website at www.cpr.ca

Canadian Pacific Railway Limited
Suite 500
401 - 9th Avenue SW
Calgary, Alberta
Canada T2P 4Z4
Tel: (403) 319-7000

CANADIAN
PACIFIC
RAILWAY
Ingenuity.

www.cpr.ca TSX/NYSE: CP

Printed in Canada

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
425 1st Street SW
Suite 1200
Calgary Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

To the Various Securities Regulatory Authorities

August 6, 2002

Dear Sirs

We are the auditors of Canadian Pacific Railway Company (the "Company") and Canadian Pacific Railway Limited ("CPRL") and under date of February 19, 2002, reported on the following consolidated financial statements of CPRL incorporated by reference in the short form prospectus dated May 28, 2002 relating to the sale and issue of up to $1 billion Medium Term Notes (unsecured) of the Company:

- Balance sheets as at December 31, 2001 and December 31, 2000;
- Statements of income, retained income and cash flows for the three years in the period ended December 31, 2001

The short form prospectus also incorporates by reference the following unaudited interim consolidated financial statements of CPRL:

- Balance sheets as at March 31, 2002 and June 30, 2002;
- Statements of income and cash flows for the three-month periods ended March 31, 2002 and March 31, 2001 and the three and six-month periods ended June 30, 2002 and June 30, 2001; and
- Statements of retained income for the three-month periods ended March 31, 2002 and March 31, 2001 and the six-month periods ended June 30, 2002 and June 30, 2001

We are advised by the Company and understand that the Company is permitted under applicable securities laws and an exemption order issued by Canadian securities regulatory authorities to incorporate by reference financial statements of CPRL in the prospectus in lieu of financial statements of the Company.

We have not audited any financial statements of CPRL as at any date or for any period subsequent to December 31, 2001. Although we have performed an audit for the year ended December 31, 2001, the purpose and, therefore, the scope of the audit was to enable us to express our opinion on the financial statements as at December 31, 2001 and for the year then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim financial statements, or on the financial position, results of operations or cash flows of CPRL as at any date or for any period subsequent to December 31, 2001.

We have, however, performed a review of the unaudited interim financial statements of CPRL as at March 31, 2002 and June 30, 2002 and for the three-month periods ended March 31, 2002 and March 31, 2001 and the three and six-month periods ended June 30, 2002 and June 30, 2001. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

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